 March 2016  UMH PROPERTIES, INC.  UMH Properties, Inc. - Series B Preferred Offering  Issuer Free Writing ProspectusDated March 28, 2016Filed Pursuant to Rule 433Registration Statement No. 333-209078Relating to Preliminary Prospectus Supplement Dated March 28, 2016 toProspectus Dated February 5, 2016

 Forward Looking Statements   Statements contained in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Also, when we use any of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” or similar expressions, we are making forward-looking statements. These forward-looking statements are not guarantees and are based on our current intentions and current expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control that could cause actual results or events to differ materially from those we anticipate or project, such as: changes in real estate market conditions and general economic conditions; the inherent risks associated with owning real estate, including local real estate market conditions, governing laws and regulations and illiquidity of real estate investments; our ability to repay debt financing obligations; our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us; the loss of any member of our management team; our ability to comply with certain debt covenants; our ability to integrate acquired properties and operations into existing operations; continued availability of debt or equity capital; market conditions affecting our equity capital; changes in interest rates under our current credit facilities and under any additional variable rate debt arrangements that we may enter into in the future; our ability to implement successfully our selective acquisition strategy; our ability to maintain internal controls and procedures to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations and any potential fraud or embezzlement is thwarted or detected; changes in federal or state tax rules or regulations that could have adverse tax consequences; and our ability to qualify as a real estate investment trust for federal income tax purposes. You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Recipients are strongly advised to read the Company’s filings with the Securities and Exchange Commission because they contain important information.  - * -

Offering Summary

Offering:	1.2 million shares
Securities:	Series B Preferred Stock
Liquidation Preference:	$25.00
Dividend Rate:	8.00% ($2.00 per annum)
Listing / Symbol:	UMH-PB (NYSE)
Liquidation Value:	$30.0 million
Use of Proceeds:	General corporate purposes, which may include purchases of manufactured homes for sale or lease, expansions of existing communities, acquisitions of additional properties and debt repayment
Placement Agent:	CSCA Capital Advisors, LLC

UMH PROPERTIES, INC

- 4 -

 Company Overview  UMH Properties, Inc. (“UMH” or “the Company”) is a publicly owned Real Estate Investment Trust (“REIT”). The Company commenced operations in 1968 and has been operating as a public company since 1985.Owner and operator of manufactured home communities – leasing manufactured home spaces on an annual or month-to-month basis to private resident homeowners. Portfolio consists of 98 manufactured home communities containing approximately 17,800 developed sites located in New Jersey, New York, Ohio, Pennsylvania, Tennessee, Indiana and Michigan.UMH rents homes to residents and currently has over 3,700 rental units. UMH anticipates adding 700 new rental homes per year with an investment of $28.0mm in rental homes which will yield $5.6mm in gross revenue annually. With 5,100 acres in existing communities, UMH benefits from having 2,700 acres in the Marcellus and Utica Shale Regions.The Company also sells homes to qualified residents through its wholly-owned taxable REIT subsidiary (UMH Sales and Finance, Inc.). The Company has sold approximately 3,200 homes since 1995.In addition, the Company has $75.0mm of real estate securities and $18.3mm of loan receivables in its asset portfolio as of December 31, 2015.Manufactured home communities provide high profit margins, recession resistant qualities and stable income streams. Additionally, the high-barrier to entry nature of manufactured home communities enhance the potential for long-term appreciation in value.   - * -  Financial Information as of December 31, 2015.

 2009  1968: UMH commences operations  1985:UMH completes Initial Public Offering  2012  1985  1990  1968  1995  2000  2005  2010  April 1, 2006: Corporate name changes from United Mobile Homes, Inc. to UMH Properties, Inc. to more accurately convey the quality of the Company’s communities.  June 29, 2009: Addition of UMH Properties, Inc. to Russell 2000 Index  January 1, 2001: REIT Modernization Act becomes effective. Legislation enables REITs to engage in sales activities.  January 1, 1992:UMH elects REIT status.  April 1, 2001: UMH Sales & Finance, Inc. commences operations.  September 7, 2008: Fannie Mae and Freddie Mac placed into conservatorship. UMH anticipates that going forward households will need to make more sustainable housing decisions.   March 2, 2012: UMH Properties, Inc. moves common and preferred stock listings from NYSE: Amex to NYSE  1970  1980  2015  2015  2015  Extensive Operating History  - * -  1995:Sam Landy becomes President and CEO of UMH.  2013  2013-2015: UMH increases purchase of rental homes adding a total of 2,600 rental units, including those acquired with acquisitions.  2015

 % of Households Owning a Single-Family Home  Single Family Home Price Change Year-Over-Year  The Cyclicality of Housing  Favorable US Housing Trends  - * -  UMH is well positioned to participate in the ongoing recovery of the US housing market

 Portfolio Snapshot  Portfolio Statistics  Total Communities* 98Developed Home Sites* 17,800States 7Portfolio Occupancy 79.5%Average Monthly Site Rent $411Home Rentals as % of Sites 21.2%Home Rental Occupancy 92.9%Annual Turnover Approx. 15%Additional Land to Be Developed (Acreage) Approx. 1,260Gross Asset Value ($mm) $722Gross Real Estate Book Value ($mm) $578Mortgage debt/ Gross Real Estate Book Value ($mm) 49.6%  Financial Information as of December 31, 2015. 1 Gross asset value based on the book value of total real estate and other assets as of December 31, 2015 plus accumulated depreciation.2 Gross real estate book value is based on the book value of total real estate assets as of December 31, 2015 plus accumulated depreciation.  - * -

 Portfolio Capacity by State  - * -  Capacity                          Communities  Communities    Developed Sites  Developed Sites        Avg. Monthly      No.  %    No.  %    Avg. Occup. (1)    Rent ($)                         PA    42  42.9%    6,524  36.7%    80.4%    $419   OH    27  27.6%    4,310  24.2%    76.3%    $345   TN    7  7.1%    1,817  10.2%    84.6%    $415   NY    7  7.1%    1,130  6.4%    80.2%    $471    IN    9  9.2%    2,652  14.9%    69.5%    $385    NJ    4  4.1%    1,006  5.6%    95.3%    $577    MI    2  2.0%    354  2.0%    65.8%    $415                        Grand Total    98  100%    17,793  100%    79.5%    $411  (1) Excludes community in Memphis, TN which was closed in 2011 due to an unusual flood. (2) Information as of December 31, 2015.

 Occupancy  - * -  Information as of period ending dates and updated as of December 31, 2015.

 Same Property Occupancy  - * -  *Same Property includes all properties owned as of January 1, 2014, with the exception of Memphis Blues.  Information as of period ending dates and updated as of December 31, 2015.

Same Property Net Operating Income

	For Three Months Ended					For Twelve Months Ended			
	12/31/2015	12/31/2014	Change	% Change		12/31/2015	12/31/2014	Change	% Change
COMMUNITY NET OPERATING INCOME:									
Rental and Related Income	$ 17,166,680	$ 15,755,957	$ 1,410,723	9.0%		$ 66,197,683	$ 60,808,237	$ 5,389,446	8.9%
Community Operating Expenses	7,263,765	7,152,426	111,339	1.6%		30,268,894	30,154,066	111,828	0.4%
COMMUNITY NOI	$ 9,902,915	$ 8,603,531	$ 1,299,384	15.1%		$ 35,928,789	$ 30,654,171	$ 5,274,618	17.2%

	12/31/2015	12/31/2014	Change	% Change
OTHER INFORMATION:				
Number of Properties	74	74	-	N/A
Developed Acreage	2,907	2,907	-	N/A
Vacant Acreage	722	722	-	N/A
Total Sites	13,258	13,281	(23)	(0.2%)
Occupied Sites	11,119	11,044	75	0.7%
Occupancy %	83.9%	83.2%	70 bps	0.7%
Monthly Rent Per Site	$ 426	$ 411	$ 15	3.6%
Total Rentals	3,129	2,499	630	25.2%
Occupied Rentals	2,944	2,334	610	26.1%
Rental Occupancy	94.1%	93.4%	70 bps	0.7%
Monthly Rent per Rental	$ 703	$ 640	$ 63	9.8%

UMH PROPERTIES, INC

*Same Property includes all properties owned as of January 1, 2014, with the exception of Memphis Blues.

- 12 -

  The Marcellus and Utica Shale Regions are large natural gas fields located beneath much of Pennsylvania, Ohio, West Virginia and New York Fields have the potential to be among the largest sources of natural gas in the world Activity surrounding the development of the shale regions is expected to accelerate over the next few years Economies in the shale region are expected to benefit from increased employment, wealth of landowners and state and local tax revenues. UMH is already seeing increased demand for residential units in the region as a result of Marcellus and Utica Shale related activity. Demand for rental homes has increased substantially over the past year. UMH added 1,100 rental homes, including those acquired with acquisitions, in 2015 to satisfy demand. With over 2,700 acres in existing communities, UMH benefits from significant exposure to the Marcellus and Utica Shale Regions.  Existing Home Communities  Home Community [61]  Shale region  Source: Wall Street research. Updated as of December 31, 2015.  Total Acreage  Marcellus & Utica Shale Region Exposure  - * -  Total – 5,100 Acres  Total Sites [approx. 9,500]

 UMH Portfolio Growth  - * -  Since 2010, UMH’s portfolio of developed sites has grown by 123%  88  Information as of period ending dates.

 UMH Rental Unit Growth  - * -  Information as of period ending dates.

Potential for Significant Rental Unit Returns

Historical Investments						
($ in MM except per unit data)	2010	2011	2012	2013	2014	2015
Rental Units	800	900	1,100	1,700	2,600	3,700
Investment	$23.1	$26.6	$37.8	$61.7	$91.7	$134.7
Average Investment Per Unit	$28,885	$29,567	$34,389	$36,322	$35,277	$36,405
Average Monthly Rents per Unit	$615	$615	$634	$664	$704	$720
End of Period Occupancy	87.9%	84.7%	92.2%	89.5%	91.5%	92.9%

Illustrative Rental Unit Economics - 700 New Units per Year					
	Year 1	Year 2	Year 3	Year 4	Year 5
Rental Units	700	1,400	2,100	2,800	3,500
Cost per Unit [1]	$40,000	$42,000	$44,100	$46,305	$48,620
Average Monthly Rent per Unit [2]	$700	$714	$728	$743	$758
Total Investment ($MM)	$28.0	$57.4	$88.3	$120.7	$154.7
Rental Revenue from Units [2]	$5.3	$10.8	$16.5	$22.5	$28.6
Incremental Costs [3]	(1.1)	(2.2)	(3.3)	(4.5)	(5.7)
Net Contribution from New Rental Units	**$4.2**	**$8.6**	**$13.2**	**$18.0**	**$22.9**
Assumed Interest Expense	(0.7)	(1.4)	(2.2)	(3.0)	(3.9)
Incremental FFO	**$3.5**	**$7.2**	**$11.0**	**$15.0**	**$19.0**
Gross Unlevered Return on Investment	15.1%	15.0%	15.0%	14.9%	14.8%
Illustrative Levered Return [4]	25.2%	25.1%	24.9%	24.8%	24.6%

[1] Assumes 5% annual construction cost inflation

[2] Assumes 90% occupancy and 2% annual rent growth

[3] Assumes 20% of revenues

[4] Assumes 50% leverage with 5% weighted average cost of debt

- 16 -

 Pace of Opportunistic Acquisitions  - * -  Average Price Per Site  Acquisition Volume  Number of Acquired Sites  Financial information as of December 31, 2015.

 Vacant Land to Expand  UMH has over 1,261 vacant acres available for future development.Potential for 4 sites per vacant acre at an estimated cost of $40,000 per site.UMH plans to acquire acreage within 5 miles of its communities for self storage.  - * -  Sites Planned for ExpansionTotal – 1,054 sites  27%  7%  20%  13%  8%  25%  Information as of December 31, 2015.

 Commenced operations in 2001 as a taxable REIT subsidiaryConducts sales and financing of manufactured homes in its communitiesFocus on increasing occupancy and enhancing the value of communitiesSales price per unit was approximately $50k over the past twelve monthsSales reached a record of $15.8mm in 2006 prior to the housing downturn  ($US in millions)  UMH Sales & Finance, Inc. (“S&F”)  - * -  Information as of December 31, 2015.

 Historically, UMH provided financing to qualified buyers of its manufactured homesDue to regulatory issues, commencing in 2014, new loans were financed by 21st Mortgage Corporation, a division of Berkshire Hathaway$18.3mm loan portfolio with a weighted average interest rate of approximately 9.1%Portfolio comprised of approximately 632 homes located throughout 61 communities Most loans require a 10% down payment and 15 year principal amortizationPortfolio generates approximately $3.8mm in principal and interest payments annually  Loan Portfolio Overview  ($US in millions)  - * -  Information as of December 31, 2015.

 Total value of $75.0mm as of 12/31/15 UMH’s REIT securities portfolio provides attractive yields (currently 7.7%), diversification and additional liquiditySecurities portfolio represents approximately 10% of total undepreciated assets$22.2mm of securities portfolio is invested in the common stock of affiliate Monmouth Real Estate Investment Corporation (“MNR”) with an unrealized gain of $4.4 million as of 12/31/15  Financial Information as of December 31, 2015.   Securities by Type  Securities by Industry  REIT Securities Portfolio Overview  - * -

 Core Funds from Operations1 ($mm)  Total Gross Assets ($mm)  Normalized Funds from Operations2 ($mm)  Revenue and Other Income ($mm)  Rental revenue  Sales  Summary Historical Performance  - * -  Interest/Dividend Income  FFO   $77.6  Financial Information as of December 31, 2015. We define Core Funds From Operations (Core FFO) as FFO plus acquisitions costs and cost of early extinguishment of debt.We define Normalized Funds from Operations (Normalized FFO) as Core FFO excluding gains and losses realized on securities investments and certain one-time charges.  $0.61  $0.55  $0.55  $0.55  $0.55  $0.48  $0.48  $0.39  $0.36  $0.45

 Summary Capitalization  Undepreciated Book Capitalization  Total Market Capitalization  Total: $755.4MM   Total: $708.6MM   - * -        At 12/31/15  ($US in thousands)  (As Reported)      Cash & Cash Equivalents   $ 6,536       Total Debt  344,624   Preferred Stock- Liquidation   136,625   Equity- Market Value   274,119       Total Market Capitalization   $ 755,367       Total Debt   344,624   Preferred Stock- Liquidation   136,625   Shareholders' Equity   109,613  Accumulated Depreciation   117,761       Undepreciated Book Capitalization   $ 708,623      Undepreciated Gross Assets   $ 721,790           Net Debt/ Total Market Capitalization  44.8%  Net Debt/ Undepreciated Book Capitalization  47.7%  Net Debt/ Undepreciated Gross Assets  46.8%        Net Debt + Preferred/ Total Market Capitalization  62.8%  Net Debt + Preferred/ Undepreciated Book Capitalization  67.0%  Net Debt + Preferred/ Undepreciated Gross Assets  65.8%        Total Debt/ EBITDA (1)   8.2x   Net Debt/ EBITDA (1)   8.1x   (1) Reflects annualized Q4 2015 EBITDA.

 Net Debt / Total Market Capitalization  Net Debt - Securities / Total Market Capitalization  Net Debt / EBITDA  Fixed Charge Coverage1   1 Fixed charges include interest expense, capitalized interest and preferred distributions  Balance Sheet Metrics  - * -  Financial Information as of December 31, 2015.

 Mortgage Debt Maturity Schedule ($US in millions)  Weighted average mortgage debt maturity is 7.1 yearsWeighted average interest rate is 4.5%Fixed rate mortgage debt is 99.8% of total mortgage debtMortgage debt as a percentage of total debt is 83.2% In 2015, completed the financing of twenty-one manufactured home communities through Wells Fargo Bank, N. A. for total proceeds of approximately $139 million  Financial Information as of December 31, 2015.  Limited Mortgage Debt Maturities  - * -

 Strong Record of Regular Distributions   Annual Dividend per Share (1993 – 2015)  - * -

Investment Highlights

- Long-term track record of profitability
- Strong acquisition track record
- Well positioned for housing market rebound
- Significant upside in real estate portfolio – 79.5% occupancy
- Strong balance sheet and stable credit metrics
- Well positioned to benefit from the rapidly expanding energy sector investments being made in our region
- Significant potential growth through adding rental units
- Proven access to institutional capital
- Compelling value relative to implied Net Asset Value
- Proven ability to add value through acquisitions and expansions
- Experienced management team

UMH PROPERTIES, INC

Information as of December 31, 2015.

- 27 -

Funds From Operations

Funds from operations ("FFO"), as defined by The National Association of Real Estate Investment Trusts (NAREIT), is calculated to be equal to net income (loss) applicable to common shareholders, as defined by U.S. GAAP, excluding extraordinary items as defined by U.S. GAAP, gains or losses from sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization. FFO includes gains and losses realized on securities investments. FFO should be considered as a s supplemental measure of operating performance used by REITs. The Company believes that FFO is helpful to investors as one of several measures of the performance of a REIT. FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost basis. The items excluded from FFO are significant components in understanding the Company's financial performance.

FFFO (i) does not represent cash flow from operations as defined by generally accepted accounting principles; (ii) should not be considered as an alternative to net income a measure of operating performance or to cash flows from operating, investing and financing activities; and (iii) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

Core FFO is calculated as FFO plus acquisition costs and cost of early extinguishment of debt.

Normalized FFO is calculated as Core FFO excluding gains and losses realized on securities investments and certain one-time charges.

($ in thousands, except per share values)	Twelve Months Ended December 31, 2012	2013	2014	2015
Net Income (Loss) Attributable to Common Shareholders	$ 1,749	$ (1,720)	$ (3,319)	$ (6,123)
Depreciation Expense	7,357	11,682	15,163	18,878
(Gain) Loss on Sales of Depreciable Assets	42	(19)	(7)	80
Funds from Operations ("FFO")	9,148	9,943	11,837	12,835
Adjustments:				
Acquisition Costs	862	1,456	484	957
Cost of Early Extinguishment of Debt	-	-	-	475
Core Funds from Operations ("Core FFO")	10,010	11,399	12,321	14,267
Adjustments:				
Gain on Sale of Securities Transactions, net	(4,093)	(4,056)	(1,543)	(204)
Settlement of Memphis Mobile City Litigation	-	-	-	125
Normalized Funds From Operations ("Normalized FFO")	$ 5,917	$ 7,343	$ 10,778	$ 14,188
Weighted Average Shares Outstanding- Diluted	16,260	18,790	22,540	25,973
Net Income (Loss) Attributable to Common Shareholders per Share- Diluted	$ 0.11	$ (0.09)	$ (0.15)	$ (0.24)
FFO Per share- Diluted	$ 0.56	$ 0.53	$ 0.53	$ 0.49
Core FFO Per Share- Diluted	$ 0.62	$ 0.61	$ 0.55	$ 0.55
Normalized FFO Per Share- Diluted	$ 0.36	$ 0.39	$ 0.48	$ 0.55

UMH PROPERTIES, INC

- 28 -

For additional information including all SEC filings please visit: WWW.UMH.REIT

 UMH Properties, Inc. has filed a registration statement (including a prospectus dated February 5, 2016 and a preliminary prospectus supplement dated March 28, 2016) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or placement agent will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling CSCA Capital Advisors, LLC at 212-446-9177.